March 9, 2007
Via Facsimile (202) 772-9217 and EDGAR
Dana M. Hartz
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Staff Letter dated March 6, 2007 regarding Pediatrix Medical Group, Inc., Item 402 8-K, Filed on March 1, 2007 SEC File No. 001-12111
Dear Ms. Hartz,
     This letter is in response to your letter dated March 6, 2007 with respect to the above referenced Form 8-K (the “Form 8-K) of Pediatrix Medical Group, Inc. (the “Company”).
     The Company’s responses to each of your comments follow. As requested, we have set forth below each numbered comment from your comment letter and provided the Company’s response immediately following each comment.
1)	Please revise your disclosure to clarify which prior periods you plan on restating and which financial reports you will be amending.
     As noted in the Company’s press release dated February 28, 2007, which was filed as an exhibit to the Form 8-K and incorporated by reference in Item 4.02 thereof, the Company has not “determined the amount of such charges, including non-cash compensation expense and the resulting tax and accounting impact, or which periods may require restatement.” Currently, the Company anticipates that it will follow the guidance set forth in the Division of Corporation Finance’s Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants1. Because the Company’s Form 10-K for the fiscal year ended December 31, 2006 will be due as soon as practicable after the Audit Committee and the Company have completed its determination of the financial statement impacts resulting from the stock option review and audited financial statements have been prepared, the Company will include in its 2006 Form 10-K the “comprehensive disclosure” outlined in the Sample Letter. Accordingly, based on its understanding of the Sample Letter, the Company does not intend to amend prior filings under the Securities Exchange Act of 1934, as amended; however, the Company does expect to file its Forms 10-Q for the second and third quarters of 2006, which quarterly reports have not yet been filed. The Company believes that its disclosure meets the line item requirements of Item 4.02(a) and, in light of the disclosure in the

[1]	Available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm, hereinafter, the “Sample Letter”.

Dana M. Hartz
Securities and Exchange Commission

press release noted above, the Company does not believe that an amendment to the Form 8-K is necessary.
2)	Please provide us with an estimated time-frame as to when you intend to file the restated historical reports you will be amending.
     The Company is working to file its 2006 Form 10-K as expeditiously as possible. As noted in its form 12b-25 filed on March 1, 2007, the Company does not believe that it will be in a position to file its 2006 Form 10-K and any restated financial statements required therein prior to March 15, 2007.
3)	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.
     The Company is currently analyzing its disclosure controls and procedures related to its disclosures for stock options and the Company would expect to address such matters in its 2006 Form 10-K as appropriate under the circumstances.
* * * * *
     As you have requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dana M. Hartz
Securities and Exchange Commission

     We hope that the foregoing is responsive to your concerns. If you would like to speak with us regarding these comments, please feel free to contact the undersigned at (954) 384-0175, extension 5229.

Sincerely,
/s/ Karl B. Wagner
Karl B. Wagner
Chief Financial Officer